SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
October 21, 2015

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel Jeff Long, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc.

File Nos. 333-182941 and 811-22725
Dear Messrs. Parachkevov and Long:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 15, 2015 and October 19, 2015 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the statement of additional information (the “Statement of Additional Information”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Changes to the Registration Statement discussed below are reflected in Post-Effective Amendment No. 9 (Amendment No. 15) to the Registration Statement (“Amendment No. 9”).
Legal Comments

1.
The Staff’s current position is that registered funds must limit their investment in vehicles that would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) (including CLOs) to 15% of the fund’s assets, unless such fund imposes investor qualifications.

Mr. Parachkevov
Mr. Long
October 21, 2015

Response: The Fund advises the Staff that it is currently in discussions with the Staff regarding this position.

2.
The Fund discloses that it does not have a specific investment concentration policy. Please advise as to whether the Fund takes into consideration the industry classification of the underlying borrowers that make up the CLO vehicles that the Fund has invested in when determining whether the Fund has an investment concentration.

Response: The Fund advises the Staff that it considers the industry classifications of the underlying borrowers that make up the CLO vehicles in which it invests when considering whether the Fund has invested more than 25% of its assets in any particular industry or group of industries. The Fund confirms that it is not concentrated in any one industry.

3.
The disclosure states that “CLOs are typically highly levered (~10 times), and therefore the junior debt and equity tranches that [the Fund] will invest in are subject to a higher risk of total loss.” Instead of this generic disclosure, please disclose the range of CLO leverage ratios in the Fund’s portfolio.

Response: The Fund has revised its disclosure to include the requested information.

4.	Confirm that the Fund’s shares do not include any class-specific fees.

Response: The Fund confirms that there are no class-specific fees. The Fund offers three classes of shares that differ only with respect to the sales load paid up front by the investor.

5.
We refer the Fund to the Fees and Expenses Table and footnote 5 thereto. We note that non-compensation overhead expense of the Adviser is included in the line item for management fee expenses. Please explain why these expenses were moved from “other expenses” to “management fee” and specifically identify these expenses.

Response: The Fund advises the Staff that it will revise the Fees and Expenses table to account for non-compensation overhead expense as “other expenses”. The Fund expects the routine non-compensation overhead expenses referenced above will consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. Such expenses will be allocated to the Fund pro rata based on the amount of time that the adviser’s representatives commit solely to the Fund and, as a result, are obligations of the Fund (subject to a quarterly cap) and not the adviser under the investment advisory agreement.

6.	Throughout the Prospectus, whenever the Fund refers to its investments in CLOs, include disclosure explaining that the Fund intends to invest in the equity or junior debt tranche of the CLO.

Response: The Fund has revised the disclosure accordingly.

Mr. Parachkevov
Mr. Long
October 21, 2015

7.	Explain the assumptions underlying the percentage provided for the Acquired fund fees and expenses line item in the Fees and Expenses Table.

Response: The percentage provided for the Acquired fund fees and expenses table assumes that the Fund invests 100% of its total assets in equity trances of CLOs. The 4.44% is composed of 4.28% of collateral manager fees and 0.16% of incentive fees. The 4.28% of collateral manager fees is determined by multiplying 0.4453% (collateral managers fees historically paid) by 9.6 (the total leverage in such CLOs). The 0.16% of incentive fee is determined by multiplying 0.16% (an estimate if the CLOs were redeemed in the next 12 months and the underlying portfolios were liquidated) by 100% (the assumed amount of total assets invested in equity tranches of CLOs).

Accounting Comments

1.	In the Fees and Expenses Table, identify to which class of the Fund’s common stock that the fees and expenses provided in the table pertain.

Response: The Fund advises the Staff that the fees and expenses provided in the Fees and Expenses table pertain to the Fund’s Class R shares, the share class with the highest sales load. The Fund advises the Staff on a supplemental basis that the three classes of shares differ in that shareholders will pay: (i) selling commissions and dealer manager fees for the purchase of Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of Class I shares.

2.
We refer the Fund to the disclosure on pages 55 and 56 of the prospectus. Explain how the Fund separately tracks the amount of expense support payments that are due from the Adviser and the amount of expense support payments reimbursed to the Adviser. Clarify whether the balance on one item can be used to offset the other and whether these amounts roll from period to period or if these amounts are settled periodically. Explain whether amounts that are not settled periodically are considered a loan from one party to the other. Finally, please explain why the Fund has elected to defer the receipt of expense payments from the Adviser.

Response: The Fund advises the Staff that the expense support payments that are due from the Adviser are offset by the amount of expense support payments that must be reimbursed to the Adviser. The Fund advises the Staff that these amounts are accounted for quarterly and roll over from quarter to quarter. These amounts are an accounts receivable of the Fund and an accounts payable to the Adviser. The expense support receivable and accounts payable amounts are rolled over from quarter to quarter and are not considered loans and the Fund's treatment of these amounts is consistent with the accounting treatment by other closed-end funds engaged in continuous offerings. The Fund has elected to defer the receipt of expense payments from the Adviser because under the Expense Support Agreement, the Fund can offset payments due from the Fund to the Adviser from base management fees, incentive fees and reimbursement of organization and offering expenses and expenses paid by the Adviser on behalf of the Fund. As contemplated by the Expense Support Agreement, the Fund intends to offset such amounts

Mr. Parachkevov
Mr. Long
October 21, 2015

because it expects to raise significant additional capital in the final six months of its offering and will be obligated to pay the Adviser base management fees, incentive fees and reimbursement of organization and offering expenses and expenses paid by the Adviser on behalf of the Fund in excess of the amount due from the Adviser and the Fund will offset such amount with the amounts to be payable to the Adviser.

3.
We note that the disclosure on page 55 with regard to the timing of eligible recoupments under the Expense Support Agreement is inconsistent with the disclosure in Note 9 to the Audited Financial Statements. Clarify that recoupment is tied to the date that an expense is incurred and not the payment date for that expense.

Response: The Fund confirms that eligible recoupments under its Expense Support Agreement must occur within three years of the date of the waiver or payment, in accordance with AICPA Audit Risk Alert: Investment Companies Industry Developments 2008/2009. The Fund believes that the disclosure on page 55 and Note 9 to the Audited Financial Statements is consistent with this requirement. The Fund undertakes to clarify Note 9 in future financial statements to ensure that the disclosure is more consistent with disclosure elsewhere in the Registration Statement.

4.
On page 55, where the disclosure explains that the purpose of the Expense Support Agreement is to minimize distributions by the Fund being characterized as returns of capital for U.S. GAAP purposes, clarify that such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

Response: The Fund has made the requested revision.

5.
We note that under the Investment Advisory Agreement, the Adviser is entitled to receive reimbursement from the Fund of organization and offering expenses it has paid on behalf of the Fund in an amount of up to 5.0% of the aggregate gross proceeds of the offering and that on January 8, 2014 the Adviser agreed to reduce such amount to a maximum of 2.0% of the aggregate gross proceeds of the offering. Prior to entering into the agreement to reduce the amount of reimbursements for organizational and offering expenses, did the Fund make any reimbursements to the Adviser? If so, what were the gross proceeds of the offering at the time the Fund made such reimbursements? Where appropriate, include disclosure noting that the Adviser will not recoup organization and offering expenses it has paid on behalf of the Fund if the Fund does not raise a sufficient amount of capital. Did the Fund file an amendment to its advisory agreement that formalizes the reduction in the percentage?

Response: The Fund advises the Staff that prior to entering into the agreement to reduce the amount of reimbursements for organizational and offering expenses, the Fund did not make any reimbursements to the Adviser as the Fund broke escrow on January 6, 2014 and had not received any gross proceeds from the offering. The Fund has revised the disclosure in accordance with the Staff’s comment and has filed the letter agreement formalizing the reduction in the reimbursement cap as an exhibit to Amendment 9.

Mr. Parachkevov
Mr. Long
October 21, 2015

6.	To the extent that cash and cash equivalents include money market funds and short term investments, identify such investments in the Schedule of Investments.

Response: At June 30, 2015, the cash balance was $4,641,787, and the Fund did not hold any money market funds or short terms investments. The Fund believes that cash and cash equivalents are not treated as investment securities under the 1940 Act and accordingly are not includable in the Schedule of Investments. Inclusion of cash items in the Schedule of Investments would lead to a discrepancy between the Schedules of Investments and the Fund’s balance sheet that would be confusing to users of the Fund’s financial statements and would, in the view of the Fund, be inappropriate. In addition, Schedule 12-12 under Regulation S-X would permit the Fund to not include, by name, up to 5% of its total investments provided they are not restricted securities, have been held for not more than one year and have not previously been reported by name. Subsequent to June 30, 2015, the Fund’s investments in money market funds qualify for exclusion under this provision as they are never held for more than a few days.

7.
In the Fees and Expenses Table, we note that incentive fees due to the collateral managers of CLO equity tranches are excluded from the Fund’s estimate of “Acquired fund fees and expenses”. Revise the line item to include such fees.

Response: The Fund revised the disclosure in accordance with the Staff’s comment.

8.
In the Fees and Expenses Table, revise the line item for “Incentive fees payable under our Investment Advisory Agreement” and corresponding footnote 6 to take into account an estimate of incentive fee expense. Reconcile the apparent conflict between the expense ratio provided in Note 10 to the Fund’s Audited Financial Statements and the expenses noted in the Fees and Expenses Table.

Response: The Fund advises the Staff that it has revised the table to take an incentive fee into account. The Fund further advises the Staff that the reason that the expense ratio in the financial statements differs from the expense ratio in the expense table is because the expense ratio in the financial statements is historical, whereas the expense ratio in the expense table, in accordance with the instructions to Form N-2, is an estimate for the current fiscal year during which the Fund expects to raise additional capital. Therefore, the Fund expects the expense ratio to decrease as the numerator of the expense ratio includes certain fixed expenses that will not increase or not increase proportionally with capital raise while the denominator of the expense ratio (total assets) increases.

9.	Add a line item for “Commitments and Contingencies” on the company’s Statement of Assets and Liabilities.

Response: The Fund undertakes to add this line item in future financial statements.

10.	On the Fund’s balance sheet, indicate which share class the net asset value per share is for.

Mr. Parachkevov
Mr. Long
October 21, 2015

Response: The Fund’s NAV per share is the same for each share class. The Fund undertakes to add such information to future financial statements.

11.
In the Note 5 to the Financial Statements, the disclosure states that at June 30, 2015, the total due to the Adviser for organization and offering costs, and operating expenses paid on behalf of the Fund was $5,446,114. Clarify this by breaking out the expenses included in this total by year and by type.

Response: In future financial statements, the Fund undertakes to revise the disclosure in accordance with the Staff’s comment. Supplementally, the Fund advises the Staff of the components of such expenses as follows:

			Total
			Due to Adviser
	Organization	Operating	for O&O
	and	Expenses	and OpEx
	Offering	paid on behalf	paid on behalf
Fiscal Year Ended	Costs	of the Fund	of the Fund
June 30, 2013	1,891,358	—	1,891,358
June 30, 2014	984,744	558,394	1,543,138
June 30, 2015	677,748	1,457,852	2,135,600
Waived	(84,177)	—	(84,177)
Paid back	—	(50,827)	(50,827)
Allocation of expenses	—	11,022	11,022
	3,469,673	1,976,441	5,446,114

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Mr. Parachkevov
Mr. Long
October 21, 2015

* * * * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC